

82-34812

06014389

June 7, 2006



Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TMunzel

Tanya Munzel
for:

Corey C. Ruttan
Director of Corporate Finance and Investor Relations



dlw 6/15



NEWS RELEASE

**PETROBANK CONFIRMS INTEREST PAYMENT ON SUBORDINATED NOTES**

Calgary, Alberta – June 6, 2006 - Petrobank Energy and Resources Ltd., (TSX: PBG, PBG.NT.A, OSLO: PBGN) announces the regular quarterly interest payment on its 9 percent Subordinated Notes due July 31, 2006 of $2.2438 per $100 of face value, payable June 30, 2006, to note holders of record on June 15, 2006.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400



Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN